SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

    Forum Energy Technologies, Inc.

(Name of Issuer)

    Common Stock, par value $0.01 per share

(Title of Class of Securities)

    34984V 100

(CUSIP Number)

    December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF-V, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,267,456
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,267,456
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,267,456
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(1) 17.6%
12	Type of Reporting Person PN

(1)	Based on 86,621,645 shares of common stock outstanding as of October 30, 2012.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF-V, G.P., LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,267,456
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,267,456
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,267,456
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(1) 17.6%
12	Type of Reporting Person OO

(1)	Based on 86,621,645 shares of common stock outstanding as of October 30, 2012.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF 2012A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,284,147
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,284,147
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,284,147
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(1) 5.0%
12	Type of Reporting Person PN

(1)	Based on 86,621,645 shares of common stock outstanding as of October 30, 2012.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF-VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,929,530
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,929,530
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,929,530
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(1) 10.3%
12	Type of Reporting Person PN

(1)	Based on 86,621,645 shares of common stock outstanding as of October 30, 2012.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF-VI, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,929,530
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,929,530
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,929,530
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(1) 10.3%
12	Type of Reporting Person PN

(1)	Based on 86,621,645 shares of common stock outstanding as of October 30, 2012.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF 2012B, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,457,286
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,457,286
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,457,286
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(1) 2.8%
12	Type of Reporting Person PN

(1)	Based on 86,621,645 shares of common stock outstanding as of October 30, 2012.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF-VII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,549,742(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,549,742(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,549,742(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 19.1%
12	Type of Reporting Person PN

(1)	Includes 6,366,072 shares of Common Stock issuable upon the exercise of warrants (assuming such warrants are exercised by the payment of the applicable exercise price in cash) issued to SCF-VII, L.P. and that are currently exercisable.
(2)	Based on 86,621,645 shares of common stock outstanding as of October 30, 2012.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF-VII, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,549,742(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,549,742(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,549,742(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 19.1%
12	Type of Reporting Person PN

(1)	Includes 6,366,072 shares of Common Stock issuable upon the exercise of warrants (assuming such warrants are exercised by the payment of the applicable exercise price in cash) issued to SCF-VII, L.P. and that are currently exercisable.
(2)	Based on 86,621,645 shares of common stock outstanding as of October 30, 2012.

CUSIP NO. 34984V 100

1	Name of Reporting Person: L.E. Simmons & Associates, Incorporated
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 47,488,161(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 47,488,161(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 47,488,161(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 54.8%
12	Type of Reporting Person CO

(1)	Includes 6,366,072 shares of Common Stock issuable upon the exercise of warrants (assuming such warrants are exercised by the payment of the applicable exercise price in cash) issued to SCF-VII, L.P. and that are currently exercisable.
(2)	Based on 86,621,645 shares of common stock outstanding as of October 30, 2012.

CUSIP NO. 34984V 100

1	Name of Reporting Person: L.E. Simmons
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 47,488,161(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 47,488,161(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 47,488,161(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 54.8%
12	Type of Reporting Person IN

(1)	Includes 6,366,072 shares of Common Stock issuable upon the exercise of warrants (assuming such warrants are exercised by the payment of the applicable exercise price in cash) issued to SCF-VII, L.P. and that are currently exercisable.
(2)	Based on 86,621,645 shares of common stock outstanding as of October 30, 2012.

Item 1(a).	Name of issuer: Forum Energy Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

920 Memorial City Way, Suite 1000

Houston, Texas 77024

Item 2(a).	Names of persons filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i) L.E. Simmons, with respect to the shares of Common Stock indirectly owned by SCF-V, G.P., LLC, SCF-VI, G.P., Limited Partnership and SCF-VII, G.P., Limited Partnership and the shares of Common Stock directly owned by SCF 2012A, L.P. and SCF 2012B, L.P.;

(ii) L.E. Simmons & Associates Incorporated, with respect to the shares of Common Stock indirectly owned by SCF-V, G.P., LLC, SCF-VI, G.P., Limited Partnership and SCF-VII, G.P., Limited Partnership and the shares of Common Stock directly owned by SCF 2012A, L.P. and SCF 2012B, L.P.;

(iii) SCF-V, L.P., with respect to shares directly owned by it;

(iv) SCF-V, G.P., LLC, with respect to shares directly owned by SCF-V, L.P.;

(v) SCF 2012A, L.P., with respect to shares directly owned by it;

(vi) SCF-VI, L.P., with respect to shares directly owned by it;

(vii) SCF-VI, G.P., Limited Partnership, with respect to shares directly owned by SCF-VI, L.P.;

(viii) SCF 2012B, L.P., with respect to shares directly owned by it;

(ix) SCF-VII, L.P., with respect to shares directly owned by it; and

(x) SCF-VII, G.P., Limited Partnership, with respect to shares directly owned by SCF-VII, L.P.

Item 2(b).	Address or principal business office or, if none, residence:

The address and principal business office of the Reporting Persons is:

600 Travis Street, Suite 6600

Houston, Texas 77002.

Item 2(c).	Citizenship:

L.E. Simmons is a United States citizen.

L.E. Simmons & Associates Incorporated is a corporation organized under the laws of the State of Delaware.

SCF-V, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-V, G.P., LLC is a limited liability company organized under the laws of the State of Delaware.

SCF 2012A, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-VI, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-VI, G.P., Limited Partnership is a limited partnership organized under the laws of the State of Delaware.

SCF 2012B, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-VII, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-VII, G.P., Limited Partnership is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).	Title of class of securities: Common Stock.

Item 2(e).	CUSIP number: 34984V 100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

1.	SCF-V, L.P.

a.	Amount beneficially owned: 15,267,456

b.	Percent of class: 17.6%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 15,267,456

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,267,456

2.	SCF-V, G.P., LLC (1)

a.	Amount beneficially owned: 15,267,456

b.	Percent of class: 17.6%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 15,267,456

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,267,456

3.	SCF 2012A, L.P.

a.	Amount beneficially owned: 4,284,147

b.	Percent of class: 5.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 4,284,147

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 4,284,147

4.	SCF-VI, L.P.

a.	Amount beneficially owned: 8,929,530

b.	Percent of class: 10.3%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 8,929,530

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 8,929,530

5.	SCF-VI, G.P., Limited Partnership (2)

a.	Amount beneficially owned: 8,929,530

b.	Percent of class: 10.3%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 8,929,530

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 8,929,530

6.	SCF 2012B, L.P.

a.	Amount beneficially owned: 2,457,286

b.	Percent of class: 2.8%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 2,457,286

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 2,457,286

7.	SCF-VII, L.P. (3)

a.	Amount beneficially owned: 16,549,742

b.	Percent of class: 19.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 16,549,742

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 16,549,742

8.	SCF-VII, G.P., Limited Partnership (4)

a.	Amount beneficially owned: 16,549,742

b.	Percent of class: 19.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 16,549,742

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 16,549,742

9.	L.E. Simmons & Associates, Incorporated (5)

a.	Amount beneficially owned: 47,488,161

b.	Percent of class: 54.8%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 47,488,161

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 47,488,161

10.	L.E. Simmons (6)

a.	Amount beneficially owned: 47,488,161

b.	Percent of class: 54.8%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 47,488,161

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 47,488,161

(1) Includes 15,267,456 shares of Common Stock owned directly by SCF-V, L.P. SCF-V, G.P., LLC is the general partner of SCF-V, L.P. and has the power to direct the affairs of SCF-V, L.P., including decisions regarding the voting and disposition of the shares of Common Stock of Forum Energy Technologies, Inc. held by SCF-V, L.P.

(2) Includes 8,929,530 shares of Common Stock owned directly by SCF-VI, L.P. SCF-VI, G.P., Limited Partnership is the general partner of SCF-VI, L.P. and has the power to direct the affairs of SCF-VI, L.P., including decisions regarding the voting and disposition of the shares of Common Stock of Forum Energy Technologies, Inc. held by SCF-VI, L.P.

(3) Includes 6,366,072 shares of Common Stock issuable upon the exercise of warrants (assuming such warrants are exercised by the payment of the applicable exercise price in cash) issued to SCF-VII, L.P. and that are currently exercisable.

(4) Includes 10,183,670 shares of Common Stock owned directly by SCF-VII, L.P. and 6,366,072 shares of Common Stock issuable upon the exercise of warrants (assuming such warrants are exercised by the payment of the applicable exercise price in cash) issued to SCF-VII, L.P. and that are currently exercisable. SCF-VII, G.P., Limited Partnership is the general partner of SCF-VII, L.P. and has the power to direct the affairs of SCF-VII, L.P., including decisions regarding the voting and disposition of the shares of Common Stock of Forum Energy Technologies, Inc. held by SCF-VII, L.P.

(5) Includes 15,267,456 shares of Common Stock owned by SCF-V, L.P., 4,284,147 shares of Common Stock owned by SCF 2012A, L.P., 8,929,530 shares of Common Stock owned by SCF-VI, L.P., 2,457,286 shares of Common Stock owned by SCF 2012 B, L.P., 10,183,670 shares of Common Stock owned by SCF-VII, L.P. and 6,366,072 shares of Common Stock issuable upon the exercise of warrants (assuming such warrants are exercised by the payment of the applicable exercise price in cash) issued to SCF-VII, L.P. and that are currently exercisable. L.E. Simmons & Associates, Incorporated, the general partner of SCF 2012A, L.P., SCF-VI, G.P., Limited Partnership, SCF 2012B, L.P. and SCF-VII, G.P., Limited Partnership, and the sole member of SCF-V, G.P., LLC, has the power to direct the affairs of such entities, including decisions regarding the voting and disposition of the shares of Common Stock of Forum Energy Technologies, Inc. held by SCF-V, L.P. SCF 2012A, L.P., SCF-VI, L.P., SCF 2012 B, L.P. and SCF-VII, L.P.

(6) Includes 15,267,456 shares of Common Stock owned by SCF-V, L.P., 4,284,147 shares of Common Stock owned by SCF 2012A, L.P., 8,929,530 shares of Common Stock owned by SCF-VI, L.P., 2,457,286 shares of Common Stock owned by SCF 2012 B, L.P., 10,183,670 shares of Common Stock owned by SCF-VII, L.P. and 6,366,072 shares of Common Stock issuable upon the exercise of warrants (assuming such warrants are exercised by the payment of the applicable exercise price in cash) issued to SCF-VII, L.P. and that are currently exercisable. L.E. Simmons is the President and sole stockholder of L.E. Simmons & Associates, Incorporated and in that capacity may be deemed to beneficially own all of the shares of Common Stock of Forum Energy Technologies, Inc. beneficially owned by L.E. Simmons & Associates, Incorporated.

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

SCF-V, L.P.
By:	SCF-V, G.P., LLC
By:	L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-V, G.P., LLC
By:	L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF 2012A, L.P.
By:	L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VI, L.P.
By:	SCF-VI, G.P., Limited Partnership
By:	L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VI, G.P., Limited Partnership
By:	L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

[Signature Page – Schedule 13G]

SCF 2012B, L.P.
By:	L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VII, L.P.
By:	SCF-VII, G.P., Limited Partnership
By:	L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VII, G.P., Limited Partnership
By:	L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

L.E. Simmons

By:	/s/ L.E. Simmons
L.E. Simmons, individually

[Signature Page – Schedule 13G]